FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 000-51469

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

BAIDU. COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGN ATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: April 30, 2007

Exhibit 99.1

Baidu Announces First Quarter 2007 Results

First Quarter 2007 Net Income Grows 143% Year-Over-Year

BEIJING, China, April 26, 2007 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20071.

First Quarter 2007 Highlights

•	Total revenues in the first quarter of 2007 increased to RMB275.6 million ($35.7 million), representing a 103.3% increase from the corresponding period in 2006.

•

Net income in the first quarter of 2007 increased to RMB85.5 million ($11.1 million), representing a 142.6% increase from the corresponding period in 2006. Basic and diluted earnings per share (“EPS”) for the first quarter of 2007 were RMB2.53 ($0.33) and RMB2.47 ($0.32), respectively; basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2007 were RMB2.90 ($0.38) and RMB2.82 ($0.37), respectively. In the first quarter of 2007, Baidu Japan expenses were RMB11.3 million ($1.5 million), which impacted basic and diluted EPS by RMB0.34 ($0.04) and RMB0.33 ($0.04), respectively.

•	The number of active online marketing customers during the first quarter grew to over 112,000, an increase of 3.7% from the previous quarter.

“During the first quarter, revenue continued to grow as we experienced strong traffic growth after the Chinese New Year,” said Robin Li, Baidu’s Chairman and CEO. “More and more customers are realizing that Baidu’s online marketing platform is a very effective way to promote their products and services in China.”

In the first quarter of 2007 Baidu enhanced search products and community-based products including Baidu Space and Baidu Knows and expanded user services to include Baidu Video search. Baidu also continued to develop its digital entertainment platform through pioneering partnerships with leading record companies to improve its advertising-supported online music streaming service in China.

Mr. Li added, “We are dedicated to providing the best user experience by closely monitoring user preferences and developing tailor-made products both independently and through collaboration with leading international content providers.”

“Our focus on customer service in both our direct sales teams and our nation-wide distributor network helped to increase our active online customer base and grow revenues despite the impact of the late Chinese New Year holiday,” said Shawn Wang, Baidu’s CFO.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.7232 to US$1.00, the effective noon buying rate as of March 30, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Wang noted that the Company continued to make significant investments in technology, network capacity, and expansion of the sales and distribution network in the first quarter of 2007.

“We are excited about the potential of the P4P market in China and we are committed to making long-term investments to maintain our growth path,” added Mr. Wang.

First Quarter 2007 Results

Baidu reported total revenues of RMB275.6 million ($35.7 million) for the first quarter ended March 31, 2007, representing a 103.3% increase from the corresponding period in 2006.

Online marketing revenues for the first quarter were RMB274.7 million ($35.6 million), representing a 108.0% increase from the first quarter of 2006. The growth was driven by the increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 112,000 active online marketing customers in the first quarter of 2007, representing a 3.7% increase from the previous quarter. Revenue per online marketing customer for the first quarter of 2007 remained stable at approximately RMB2,500 ($323.7), compared with the fourth quarter of 2006.

Traffic acquisition costs (TAC) as a component of cost of revenues was RMB28.3 million ($3.7 million), representing 10.3% of total revenues, compared to 9.1% in the corresponding period in 2006. The increase in TAC as a percentage of total revenues primarily reflects the continued growth of revenue contribution from Baidu Union.

Bandwidth costs as a component of cost of revenues was RMB21.5 million ($2.8 million), representing 7.8% of total revenues, compared to 5.6% in the corresponding period in 2006. Depreciation costs as a component of cost of revenues was RMB25.9 million ($3.4 million), representing 9.4% of total revenues, compared to 7.5% in the corresponding period in 2006. The increase in bandwidth and depreciation costs as percentages of total revenues was mainly due to new data centers established in south China and Japan.

Selling, general and administrative expenses were RMB74.9 million ($9.7 million), representing an increase of 48.8% from the corresponding period in 2006, primarily due to expansion of the direct sales force.

Research and development expenses were RMB25.0 million ($3.2 million), representing a 60.6% increase from the corresponding period in 2006, primarily due to headcount increases.

Costs and expenses related to Japan operations in the first quarter of 2007 were RMB11.3 million ($1.5 million) in aggregate.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, decreased slightly in aggregate to RMB12.2 million ($1.6 million) in the first quarter of 2007 from RMB12.8 million in the corresponding period in 2006.

Operating profit was RMB73.8 million ($9.6 million), representing a 174.2% increase from the corresponding period in 2006. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB86.0 million ($11.1 million) for the first quarter of 2007, a 116.5% increase from the corresponding period in 2006.

Income tax expense was RMB1.4 million ($0.2 million).

Net income was RMB85.5 million ($11.1 million), representing a 142.6% increase from the corresponding period in 2006. Basic and diluted EPS for the first quarter of 2007 amounted to RMB2.53 ($0.33) and RMB2.47 ($0.32), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB97.7 million ($12.7 million), a 124.9% increase from the corresponding period in 2006. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2007 were RMB2.90 ($0.38) and RMB2.82 ($0.37), respectively.

As of March 31, 2007, the Company had cash, cash equivalents and short-term investments of RMB1.2 billion ($151.4 million). Net operating cash flow and capital expenditures for the first quarter of 2007 were RMB113.0 million ($14.6 million) and RMB153.8 million ($19.9 million), respectively. The increase in capital expenditure was due to new data centers established in south China and Japan.

Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB118.0 million ($15.3 million) for the first quarter of 2007, representing a 126.0% increase from the corresponding period in 2006.

Senior Management Changes

In April 2007, Baidu accepted the resignation of Mr. David Zhu, Chief Operating Officer, effective as of June 30, 2007. Mr. Zhu has decided to resign for personal reasons.

“David has made an important contribution to Baidu since he joined in 2002,” said Robin Li, Baidu’s Chairman and CEO. “We wish him every success in his future endeavors.”

Baidu also announced the promotion of three staff to its senior management team in the first quarter of 2007. Mr. Hailong Xiang, who has successively led Baidu’s direct sales efforts in Shanghai and Beijing, has been promoted to Vice President of Sales. Mr. Jun Yu has been promoted to Vice President of Products. Mr. Xuyang Ren has been promoted to Vice President of Marketing and Business Development.

Outlook for Second Quarter 2007

Baidu currently expects to generate total revenues in an amount ranging from RMB378 million ($48.9 million) to RMB388 million ($50.2 million) for the second quarter of 2007, representing a 97% to 103% increase from the corresponding period in 2006 and a 37% to 41% increase from the first quarter of 2007. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8PM on April 26, 2007 U.S. Eastern Standard Time (8AM on April 27, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1 617 213 8891

UK: +44 207 365 8426

Hong Kong: +852 3002 1672

Passcode for all regions: 75065381

A replay of the conference call may be accessed by phone at the following number until May 3, 2007.

International: +1 617 801 6888

Passcode: 88880687

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com .

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for second quarter 2007 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of April 26, 2007, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor inquiries please contact:

Lynn Lin

Baidu.com, Inc.

Tel: (8610) 8262 1188 *8239

ir@baidu.com

For investor and media inquiries please contact:

China

Rory Macpherson

Ogilvy Public Relations Worldwide (Beijing)

Tel: (8610) 8520 6553

rory.macpherson@ogilvy.com

US

Thomas Smith

Ogilvy Public Relations Worldwide (New York)

Tel: 1 (212) 880 5269

thomas.smith@ogilvypr.com

Baidu.com, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	March 31, 2007	December 31, 2006
	Unaudited	Audited
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	1,169,337	1,221,613
Accounts receivable, net	27,626	23,051
Prepaid expenses and other current assets	59,934	32,339
Deferred tax assets, net	1,866	1,734

Total current assets	1,258,763	1,278,737

Non-current assets:
Fixed assets, net	343,266	191,734
Prepayment for land use rights	92,400	92,400
Intangible assets, net	42,135	44,386
Goodwill	48,364	47,316
Investments, net	—	—
Deferred tax asset, net	7,468	5,802
Others	13,675	7,702

Total non-current assets	547,308	389,340

TOTAL ASSETS	1,806,071	1,668,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	192,523	153,141
Customers’ deposits	147,309	141,185
Deferred revenue	3,086	2,583
Deferred income	3,997	4,090

Total current liabilities	346,915	300,999

Non-current liabilities:
Long-term payable	7,000	7,000
Deferred income	1,887	2,817

Total non-current liabilities	8,887	9,817

Total liabilities	355,802	310,816

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 22,574,381 shares and 22,960,385 shares issued and outstanding as at December 31, 2006 and March 31, 2007	9	9
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 11,130,018 shares and 10,868,027 shares issued and outstanding as at December 31, 2006 and March 31, 2007	5	5
Additional paid-in capital	1,104,641	1,088,176
Foreign currency translation adjustment	(42,656)	(33,697)
Retained earnings	388,270	302,768

Total shareholders’ equity	1,450,269	1,357,261

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,806,071	1,668,077

Baidu.com, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share information)	March 31, 2007	March 31, 2006	December 31, 2006
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	274,666	132,052	269,754
Others	914	3,522	1,552

Total revenues	275,580	135,574	271,306

Operating costs and expenses:
Cost of revenues (note 1, 2)	(101,895)	(42,777)	(77,669)
Selling, general and administrative (note 2)	(74,893)	(50,329)	(70,999)
Research and development (note 2)	(24,964)	(15,544)	(20,899)

Total operating costs and expenses	(201,752)	(108,650)	(169,567)

Operating profit	73,828	26,924	101,739

Other income
Interest income	11,856	8,929	12,016
Foreign exchange loss	—	(89)	—
Other, net	1,208	723	3,048

Total other income	13,064	9,563	15,064

Income before income tax and cumulative effect of change in accounting principle	86,892	36,487	116,803

Income tax expense	(1,390)	(5,850)	6,000

Income before cumulative effect of change in accounting principle	85,502	30,637	122,803

Cumulative Effect of change in accounting principle	—	4,603	—

Net income	85,502	35,240	122,803

Earnings per share for Class A and Class B ordinary shares:
Basic EPS
Basic (prior to cumulative effect of change in accounting principle)	2.53	0.93	3.65
Basic (cumulative effect of change in accounting principle)	—	0.14	—

	2.53	1.07	3.65
Diluted EPS
Diluted (prior to cumulative effect of change in accounting principle)	2.47	0.89	3.54
Diluted (cumulative effect of change in accounting principle)	—	0.13	—

	2.47	1.02	3.54

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	33,752,904	33,065,951	33,666,239
Diluted	34,669,009	34,472,978	34,711,753

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(16,610)	(8,400)	(16,357)
Traffic acquisition costs	(28,347)	(12,298)	(23,631)
Bandwidth costs	(21,540)	(7,607)	(12,656)
Depreciation costs	(25,858)	(10,201)	(16,898)
Operational costs	(9,312)	(3,970)	(7,931)
Share-based compensation expenses	(228)	(301)	(196)

Total cost of revenues	(101,895)	(42,777)	(77,669)

(2) Includes share-based compensation expenses are allocated as follows:
Cost of revenues	(228)	(301)	(196)
Selling, general and administrative	(8,322)	(9,085)	(6,166)
Research and development	(3,664)	(3,427)	(992)
Total share-based compensation expenses	(12,214)	(12,813)	(7,354)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2006			Three months ended Dec 31, 2006			Three months ended Mar 31, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	26,924	12,813	39,737	101,739	7,354	109,093	73,828	12,214	86,042

	Three months ended March 31, 2006			Three months ended Dec 31, 2006			Three months ended Mar 31, 2007
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	35,240	8,210	43,450	122,803	7,354	130,157	85,502	12,214	97,716

(*)	The adjustment is only for share-based compensation and cumulative effect of changes in accounting principle.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	Mar 31, 2006	total revenues	Dec 31, 2006	total revenues	Mar 31, 2007	total revenues
Net cash provided by operating activities	94,526	70%	170,835	63%	113,036	41%
Changes in assets and liabilities, net of effects of acquisitions	(38,592)	-28%	(17,721)	-7%	16,688	6%
Income taxes expenses	5,850	4%	(6,000)	-2%	1,390	1%
Interest income and other, net	(9,563)	-7%	(15,064)	-6%	(13,064)	-5%

Adjusted EBITDA	52,221	39%	132,050	48%	118,050	43%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, share-based compensation expenses and cumulative effect of changes in accounting principle.